Exhibit 99.2

Press Contacts:
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com
Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Engages Former SEC Chairman Mary L. Schapiro and FBI Special Agent
Gregory A. Coleman to Keynote 11th Annual Global Client Forum

An information-packed, two-day agenda addresses financial crime and compliance challenges facing global financial institutions

NEW YORK – September 8, 2014 –NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announces that Mary L. Schapiro, the only person to have served as both Chairman of the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC), will keynote its ENGAGE 2014 Client Forum, an exclusive gathering of executive leadership from the world’s most prominent financial institutions. In its eleventh year, the ENGAGE Client Forum is an invitation-only event organized to foster idea-sharing among NICE Actimize clients and invited industry leaders. The event will take place in New York City on October 21-22.

In addition to Schapiro, FBI Special Agent Gregory A. Coleman – known for his role in leading the pursuit and criminal investigation into the dealings of the so-called “Wolf of Wall Street,” Jordan Belfort – will talk about his work with the Federal Bureau of Investigation and his pursuit of a range of financial fraudsters particularly focused on anti-money laundering related activities.

Themed “ENGAGE” to reflect the interaction between NICE Actimize and its client community, this year’s event is expected to be attended by more than 300 senior-level global professionals and will include more than 40 executive-level presentations and panels. Featuring senior client leadership and NICE Actimize subject matter experts, specialized content tracks will be dedicated to anti-money laundering, fraud detection and prevention, financial markets compliance and case management technology.

“For the past eleven years, our client base has partnered with us at Client Forum to share knowledge, experiences and ideas with their global colleagues regarding financial crime and compliance best practices and strategies,” said Joe Friscia, president, NICE Actimize. “As the industry’s problems have grown in scope and complexity, our Client Forum itself has also grown its ability to serve in an advisory capacity and as an open, idea-sharing venue.”

Schapiro served as the 29th Chairman of the U.S. Securities and Exchange Commission (2009-2012) as well as Commissioner (1988-1994). During four years as SEC chairman, she presided over one of the busiest rule-making agendas in the agency's history, during which the agency also brought a record number of enforcement actions, and executed a comprehensive restructuring program to improve protections for investors. She was appointed Chairman of the Commodity Futures Trading Commission (CFTC) by President Bill Clinton in 1994 and served in that capacity until 1996. Prior to becoming SEC Chairperson, she was CEO of the Financial Industry Regulatory Authority (FINRA) — the largest non-governmental regulator for all securities firms doing business with the U.S. public—where she served until 2008.

FBI Special Agent Gregory A. Coleman, widely known for his pursuit of Stratton Oakmont, a Long Island over-the-counter brokerage house lead by the “Wolf of Wall Street” Jordan Belfort, joined the FBI in 1989. From 1989-1992, Coleman investigated Ponzi and advance fee schemes under the mail and wire fraud statutes and provided support for an undercover investigation targeting fraud in the commodities markets. In 1992, Coleman became one of the original members of an investigative squad established to address securities fraud and commodities fraud on a full-time basis. In September 2008, Coleman moved to his current position as part of the Asset Forfeiture/Money Laundering Team.

Additional NICE Actimize ENGAGE Client Forum resources:
•	Client registration and questions — contact engage@niceactimize.com.
•	On Twitter — Follow @NICE_Actimize and the event hashtag #ActimizeEngage.
•	On LinkedIn — Look for company updates at www.linkedin.com/company/actimize.
•	On our Blog — Look for Client Forum participant thought leadership at www.niceactimize.com/blog.

Event participation is strictly limited to NICE Actimize clients and invited guests, and advance registration is required.

Media should contact cindy.morgan-olson@niceactimize.com for further information regarding pre-event or off-site interviews.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Friscia, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.